April 16, 2003

Dear Shareholder:

You are cordially invited to attend the 2003 Annual Meeting of Shareholders of WestCoast Hospitality Corporation at 9:00 a.m. on Friday, May 16, 2003, at the Red Lion Hotel at the Park, 303 W. North River Drive, Spokane, Washington.

The accompanying Notice of 2003 Annual Meeting of Shareholders and the Proxy Statement describe the matters to be presented at the meeting.

Whether or not you plan to attend the meeting, we hope you will have your stock represented by completing, signing, dating and returning your proxy card in the enclosed postage-paid envelope as soon as possible.

                                                     Sincerely,


                                                     Donald K. Barbieri
                                                     Chairman of the Board

                                    IMPORTANT

A Proxy Statement and proxy card are enclosed. All shareholders are urged to complete and mail the proxy card promptly. The enclosed envelope for return of the proxy card requires no postage. Any shareholder of record attending the meeting may personally vote on all matters that are considered, in which event the signed proxy will be revoked.

                    IT IS IMPORTANT THAT YOUR STOCK BE VOTED.

                  NOTICE OF 2003 ANNUAL MEETING OF SHAREHOLDERS


MAY 16, 2003

To the Shareholders:

The 2003 Annual Meeting of Shareholders of WestCoast Hospitality Corporation will be held at 9:00 a.m. on Friday, May 16, 2003, at the Red Lion Hotel at the Park, 303 W. North River Drive, Spokane, Washington for the following purposes:

(1) To  elect  two  directors  to hold  office  until  the  expiration  of their
three-year  terms  and  until  their  respective   successors  are  elected  and
qualified;

(2) To ratify the appointment of BDO Seidman, LLP as auditors for WestCoast Hospitality Corporation for 2003; and

(3) To transact such other business as may properly come before the meeting and any adjournments thereof.

Nominees for directors are named in the enclosed Proxy Statement.

March 17, 2003 has been set as the record date for the meeting. Only shareholders of record at the close of business on that date will be entitled to notice of and to vote at the meeting.

ALL SHAREHOLDERS ARE INVITED TO ATTEND THE MEETING IN PERSON, BUT EVEN IF YOU EXPECT TO BE PRESENT AT THE MEETING, YOU ARE REQUESTED TO COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD AS PROMPTLY AS POSSIBLE IN THE POSTAGE-PAID
NVELOPE  PROVIDED  TO  ENSURE  YOUR  REPRESENTATION.   SHAREHOLDERS  OF  RECORD
ATTENDING THE MEETING MAY VOTE IN PERSON EVEN IF THEY HAVE PREVIOUSLY SENT IN A PROXY.

By Order of the Board of Directors

Richard L. Barbieri
General Counsel
Spokane, Washington


April 16, 2003

The 2002 Annual Report of WestCoast Hospitality Corporation accompanies this Proxy Statement.

                        WESTCOAST HOSPITALITY CORPORATION

                              2003 PROXY STATEMENT

General

The enclosed proxy is solicited by the Board of Directors of WestCoast Hospitality Corporation, a Washington corporation, (the "Company"), for use at the 2003 Annual Meeting of Shareholders to be held at 9:00 a.m. on Friday, May 16, 2003, at the Red Lion Hotel at the Park, 303 W. North River Drive, Spokane, Washington, and at any adjournments thereof (the "Meeting"). Only holders of record of the Company's Common Stock, par value $0.01 per share (the "Common Stock"), at the close of business on March 17, 2003 will be entitled to notice of and to vote at the Meeting. On that date, the Company had 12,994,163 shares of Common Stock outstanding. Each share of Common Stock outstanding on the record date is entitled to one vote.

The address of the Company's principal executive offices is 201 West North River Drive, Suite 100, Spokane, Washington 99201.

This Proxy Statement and the accompanying proxy are first being mailed to the Company's shareholders on or about April 16, 2003.

Voting

Under Washington law, the Company's Articles of Incorporation and By-Laws, the presence at the Meeting, in person or by duly authorized proxy, of holders of a majority of the outstanding shares of Common Stock entitled to vote constitutes a quorum for the transaction of business.

Shares of Common Stock for which proxies are properly executed and returned will be voted at the Meeting in accordance with the directions noted thereon or, in the absence of directions to the contrary, will be voted (i) "FOR" the election of the two nominees for the Board of Directors named on the following pages, provided that if any one or more of such nominees should become unavailable for election for any reason, such shares will be voted for the election of such substitute nominee or nominees as the Board of Directors may propose; and (ii) "FOR" the ratification of the appointment of BDO Seidman, LLP as auditors for the Company for 2003.

The two nominees for the Board of Directors who receive the greatest number of votes cast in the election of directors by the shares present in person or represented by proxy at the Meeting and entitled to vote shall be elected directors. The affirmative vote of a majority of the votes cast by the holders of shares entitled to vote and present in person or by proxy at the Meeting is required for approval of any other matters submitted to a vote of the shareholders. Abstention from voting for a nominee for director may make it less likely that the nominee will be one of the two nominees for director who receive the greatest number of votes cast. Abstention from voting on any other proposal will have no effect, since approval is based solely on the number of votes actually cast.

Brokerage firms and other intermediaries holding shares of Common Stock in street name for customers are generally required to vote such shares in the manner directed by their customers. In the absence of timely directions, brokerage firms and other intermediaries generally will have discretion to vote their customers' shares in the election of directors and on the proposal to ratify the appointment of auditors. If a brokerage firm or other intermediary votes its customers' shares on some but not all proposals, the effect of the non-vote will vary depending on the proposal. A non-vote for a nominee for director will make it less likely that the nominee will be one of the two nominees for director who receive the greatest number of votes cast. A non-vote on any other proposal will have no effect, since approval is based solely on the number of votes actually cast.

The Company will bear the expense of preparing, printing and distributing proxy materials to its shareholders. In addition to solicitations by mail, a number of regular employees of the Company may solicit proxies on behalf of the Board of Directors in person or by telephone and may also retain others on behalf of the Board of Directors to assist in the solicitation of proxies by mail, telephone, e-mail and personal interview. The Company will also reimburse brokerage firms and other intermediaries for their expenses in forwarding proxy materials to beneficial owners of the Company's Common Stock.

Revocation

Any shareholder giving a proxy may revoke it at any time before it is voted by delivering to the Company's General Counsel a written notice of revocation or a duly executed proxy bearing a later date, or by attending the Meeting and electing to vote in person.

                        PROPOSAL 1: ELECTION OF DIRECTORS

The Company's Board of Directors currently consists of seven members, divided into three classes with terms expiring as follows:

Class A (two positions with terms expiring in 2003):

         Peter F. Stanton
         Stephen R. Blank

Class B (three positions with terms expiring in 2004):

         Donald K. Barbieri
         Ronald R. Taylor
         Arthur M. Coffey

Class C (two positions with terms expiring in 2005):

         Richard L. Barbieri
         [Vacant]

                            COMPOSITION AND NOMINEES

The By-Laws of the Company provide that there shall be no fewer than three and no more than thirteen members of the Board of Directors, as determined from time to time by the Board. In addition, the Company issued, non-voting, non-convertible, preferred stock as part of its acquisition of Red Lion Hotels, Inc. Under certain circumstances, which do not now exist, the holder of that preferred stock would have the right to appoint two members to the Board.

At the Meeting, two persons will be elected to fill the Class A positions for terms of three years, to hold office until the annual meeting of shareholders in the year their terms expire (2006) and until their respective successors have been elected and shall have qualified as provided by the By-laws. Peter F. Stanton and Stephen R. Blank are present directors of the Company and have been nominated to continue as directors to fill the two Class A positions.


                 NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS
                        CLASS A (TERMS TO EXPIRE IN 2006)

Peter F. Stanton, age 46, has been a Director of the Company since April 1998. Mr. Stanton is the Chairman and Chief Executive Officer of Washington Trust Bank. Mr. Stanton has been with Washington Trust Bank since 1982. He served as its President from 1990 to March of 2000 and has served as its Chief Executive Officer since 1993 and its Chairman since 1997. Mr. Stanton is also Chief Executive Officer, President and a Director of W.T.B. Financial Corporation (a bank holding company). In addition to serving on numerous civic boards, Mr. Stanton was President of the Washington Bankers Association from 1995 to 1996 and served as State Chairman of the American Bankers Association in 1997 and 1998.

Stephen R. Blank, age 57, has been a Director of the Company since May of 1999. Mr. Blank is presently Senior Fellow, Finance, for the Urban Land Institute, a non-profit education and research institute that studies land use and real estate development policy and practice, where he is responsible for the Institute's real estate capital markets information and education programs. Mr. Blank earned a B.A. in History at Syracuse University and continued on in graduate school at Adelphi University where he earned an MBA in Finance. From November 1993 to November 1998, Mr. Blank was the Managing Director, Real Estate Investment Banking, for CIBC Oppenheimer Corp in New York. From 1989 to 1993, he was Managing Director, Real Estate Investment Banking, for Cushman & Wakefield, Inc. and from 1979 to 1989 he was Managing Director, Real Estate Investment Banking, for Kidder, Peabody & Co., Inc. Mr. Blank is a Director of the Ramco-Gershenson Properties Trust, BNP Residential Properties, Inc., Atlantic Realty Trust and America First Mortgage Investments, Inc. Mr. Blank is also adjunct Professor of Real Estate in the Executive MBA program for Columbia University's Graduate School of Business.

           CONTINUING DIRECTORS - NOT STANDING FOR ELECTION THIS YEAR
                        CLASS B (TERMS TO EXPIRE IN 2004)

Donald K. Barbieri, age 57, has been a Director of the Company since 1978 and Chairman of the Board since 1996. He served as President and Chief Executive Officer of the Company from 1978 until April 2003. Mr. Barbieri joined the Company in 1969 and is responsible for the Company's development activities in hotel, entertainment and real estate areas. Mr. Barbieri is currently a member of the Washington Economic Development Commission. Mr. Barbieri is the immediate past Chair for the Spokane Regional Chamber of Commerce. Mr. Barbieri served as President of the Spokane Chapter of the Building Owners and Managers Association from 1974 to 1975 and served as President of the Spokane Regional Convention and Visitors Bureau from 1977 to 1979. He also served on the Washington Tourism Development Council from 1983 to 1985 and the Washington Economic Development Board while chairing the State of Washington's Quality of Life Task Force from 1985 to 1989. Mr. Barbieri is the brother of Richard L. Barbieri.

Ronald R. Taylor, age 55, has been a Director of the Company since April 1998. He has been a private investor since 2002. He is currently a Director of Watson Pharmaceuticals, Inc. (a pharmaceutical manufacturer), and is Chairman of the Board of two privately held companies. From 1998 to 2002, Mr. Taylor was a General Partner of Enterprise Partners, a venture capital firm. From 1996 to 1998, Mr. Taylor worked as an independent business consultant. From 1987 to 1996, Mr. Taylor was Chairman, President and Chief Executive Officer of Pyxis Corporation (a health care service provider), which he founded in 1987. Prior to founding Pyxis, he was an executive with both Allergan Pharmaceuticals and Hybritech, Inc. Mr. Taylor received a B.A. from the University of Saskatchewan and an M.A. from the University of California, Irvine.

Arthur M. Coffey, age 47, has been a Director of the Company since 1990. He was appointed President and Chief Executive Officer of the Company in April 2003 to succeed Donald K. Barbieri. He also has served as Chief Financial Officer of the Company since June 1997, and will continue to serve in that capacity pending a search for a successor. Mr. Coffey served as Executive Vice President from June 1997 until April 2003 and as Chief Operating Officer of the Company from 1990 to June 1997. Additionally, he served as President of WestCoast Hotels in 2002. Mr. Coffey has been in the hotel business since 1971 and joined the Company in 1981. Mr. Coffey is currently a Director of the Association of Washington Business, served as a trustee of the Spokane Area Chamber of Commerce, served as a Director of the Washington State Hotel Association from 1996 to 1997, served as Director of the Spokane Regional Convention and Visitors Bureau from 1982 to 1985 and served as President of the Spokane Hotel Association from 1989 to 1990.

                        CLASS C (TERM TO EXPIRE IN 2005)

Richard L. Barbieri, age 61, is currently an Executive Vice President and General Counsel of the Company. Mr. Barbieri has been a Vice President of the Company and full-time General Counsel of the Company since 1994 and a Director of the Company since 1978. From 1978 to 1995, Mr. Barbieri served as legal counsel and Secretary of the Company, during which time he was engaged in the private practice of law at Edwards and Barbieri, a Seattle law firm, and then at Riddell Williams, a Seattle law firm, where he chaired the real estate practice group. Mr. Barbieri has also served as Chairman of various committees of the State and County Bar Association and as a member of the governing board of the County Bar Association. He also served as Vice Chairman of the Citizens' Advisory Committee to the Major League Baseball Stadium Public Facilities District in Seattle in 1996 and 1997. Mr. Barbieri is the brother of Donald K. Barbieri.

There is currently a vacancy in the second directorship of Class C, which the Board of Directors intends to fill as soon as it identifies an appropriate candidate.

Meetings of the Board of Directors

The Board of Directors met four times in 2002. All directors attended at least 75% of the meetings of the Board of Directors and its committees on which they serve.

Committees of the Board of Directors

The Company has established four standing committees of its Board of Directors, each of which are composed of independent directors (as independence is defined in Sections 303.01(B)(2)(a) and (3) of the New York Stock Exchange's listing standards). They are an Audit Committee, a Compensation Committee, a Committee of the Independent Directors, and a Nominating/Governance Committee. The functions performed by these Committees are summarized below:

Audit Committee. The Audit Committee is responsible for making recommendations concerning the engagement of the Company's independent auditors, reviewing with the independent auditors the plans and results of the audit engagement, approving professional services provided by the independent auditors, considering the range of audit and non-audit fees and reviewing the adequacy of the Company's internal accounting controls. The members of the Audit Committee are Peter F. Stanton, Chairman, Ronald R. Taylor and Stephen R. Blank. The audit committee met six times during 2002. The Board of Directors has adopted a written charter for the Audit Committee, a copy of which was attached as Appendix A to the Proxy Statement for the Company's 2002 annual meeting of shareholders.

Compensation Committee. The Compensation Committee establishes salaries, incentives and other forms of compensation for directors, officers and other executives of the Company. This Committee also administers the Company's various incentive compensation and benefit plans and recommends the establishment of policies relating to such plans. The members of the Compensation Committee are Ronald R. Taylor, Chairman, and Stephen R. Blank. The Compensation Committee met twice in 2002.

Committee of Independent Directors. The Committee of Independent Directors was established to reinforce the role of independent directors in providing guidance to the Company. The members of the Committee of Independent Directors are Stephen R. Blank, Ronald R. Taylor, and Peter F. Stanton. The Committee of Independent Directors plans to meet separately from the other directors in connection with each meeting of the full Board of Directors and at any other time that it deems it appropriate to meet. The Committee met once in 2002 following its formation in August of 2002.

Governance/Nominating Committee. The Governance/Nominating Committee was established to assist the Board in complying with evolving governance standards under New York Stock Exchange and Securities and Exchange Commission (SEC) requirements, and to nominate suitable candidates to serve on the Board. The members of the Governance/Nominating Committee are Stephen R. Blank, Chairman, and Peter F. Stanton. The Committee has not met separately from the Board since its formation in August of 2002.

                          REPORT OF THE AUDIT COMMITTEE

On June 25, 2001, the Company ended its audit relationship with PricewaterhouseCoopers LLP, the Company's independent accountants (the "Former Accountants"). The decision to change was prompted when the Company was notified that the staff and partners responsible for the Company's relationship were transferring to BDO Seidman, LLP ("BDO"). The Company engaged BDO as its new principal independent accountants effective June 28, 2001. The reports of the Former Accountants on the financial statements for the fiscal year ended December 31, 2000 contained no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or, accounting principles.

The decision to dismiss the Former Accountants and engage BDO as the principal independent accountants for the Company was approved by the Audit Committee of the Board of Directors of the Company. During the fiscal year ended December 31, 2000 and the interim period ended June 25, 2001, there were no disagreements with the Former Accountants on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of the Former Accountants, would have caused them to make reference thereto in their report on the financial statements for such year or the fiscal year containing such interim period. During the fiscal year ended December 31, 2000 and through the interim period ended June 25, 2001, there were no "reportable events" as defined by Item 304 (a)(1)(v) of Regulation S-K. The former accountants furnished the Company with a letter addressed to the SEC stating that they agreed with the above statements. Neither the Company nor anyone on its behalf consulted with BDO prior to its engagement of BDO.

The Audit Committee has reviewed and discussed the audited financial statements with management. The Audit Committee has discussed with BDO Seidman, LLP, the Company's independent auditors, the matters required to be discussed under Statement on Auditing Standards No.61 (SAS 61). The Audit Committee has received the written disclosures and the letter from BDO Seidman, LLP required by Independence Standards Board Standard No. 1 and has discussed with BDO Seidman, LLP its independence.

Based upon the review and discussions of the Audit Committee with respect to the items listed above, the Audit Committee has recommended to the Board of Directors that the audited financial statements be included in the Company's 2002 Annual Report on Form 10-K for filing with the SEC. The Committee has also recommended, subject to shareholder approval, the selection of BDO Seidman, LLP as the Company's independent auditors for 2003.

Respectfully submitted,

Peter F. Stanton (Chairman)
Ronald R. Taylor
Stephen R. Blank

                            COMPENSATION OF DIRECTORS

Directors who are employees of the Company do not receive any fees for their service on the Board of Directors or any committee thereof. The Company pays each of its non-employee directors an annual fee equal to $12,000, payable one-half in cash and one-half in shares of Common Stock. In addition, each non-employee director annually receives an option to purchase 1,000 shares of the stock of the Company at the closing stock price on the date of the annual shareholder meeting. In addition, each non-employee director is paid $500 for attendance at each meeting of the Board of Directors and $250 for attendance at each meeting of a committee of the Board of Directors of which such director is a member. The Company also reimburses directors for their out-of-pocket expenses incurred in connection with their service on the Board of Directors.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of the Common Stock as of March 17, 2003, by (i) each shareholder known by the Company to be the beneficial owner of more than 5% of the outstanding Common Stock, (ii) each director, (iii) each Named Executive Officer (as defined in SEC regulations) and
(iv) all directors and executive officers as a group.

                                                            Number of                 Percentage of
       Beneficial Owner                                  Shares Owned(1)             Common Stock(1)
       -------------------------------------------   -----------------------   ---------------------------
       Donald K. Barbieri (2)                               3,483,786                     26.8
          201 W. North River Dr., Ste.100
          Spokane, Washington, 99201
       WM Advisors, Inc. (3)                                1,723,185                     13.3
          1201 Third Avenue, 22nd Floor
          Seattle, Washington, 98101
       Dimensional Fund Advisors Inc.(4)                    1,069,900                      8.2
          1299 Ocean Ave., 11th Floor,
          Santa Monica, California 90401
       DKB and HHB Unity Trust (5)                            960,379                      7.4
          201 W. North River Dr., Ste.100
          Spokane, Washington, 99201
       Wellington Management Company, LLP (6)               1,175,000                      9.0
          75 State Street,
          Boston, Massachusetts, 02109
       Richard L. Barbieri                                    533,427                      4.1
       Arthur M. Coffey                                        11,538                       *
       Peter F. Stanton (7)                                    12,664                       *
       Ronald R. Taylor (7)                                    27,664                       *
       Stephen R. Blank (8)                                     6,373                       *
       Sharon Sanchez                                           1,840                       *
       All directors and executive officers as a            4,077,292                     31.4
       group (seven persons) (9)

*   Represents less than 1% of Common Stock outstanding.

(1) For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of shares of Common Stock if such person or group has the right to acquire beneficial ownership of such shares within 60 days. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above on a given date, any security which such person or persons has the right to acquire within 60 days after such date is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.
(2) Includes shares of Common Stock held by the DKB & HHB Unity Trust, an irrevocable trust, of which Donald K. Barbieri and his spouse Heather Barbieri are co-trustees and for which Donald K. Barbieri exercises voting power, and of which they otherwise disclaim beneficial ownership.
(3) Reported ownership for this entity is based solely on the Schedule 13G filed on February 3, 2003 for this owner.
(4) Reported ownership for this entity is based solely on the Schedule 13G filed on February 13, 2003 for this owner.
(5) These shares are also included in the number of shares beneficially owned by Donald K. Barbieri. Mr. Barbieri disclaims beneficial ownership of these shares.
(6) Reported ownership for this entity is based solely on the Schedule 13G filed on February 14, 2003 for this owner.
(7) Includes 8,000 shares subject to options that are exercisable within 60 days of March 17, 2003.
(8) Includes 4,000 shares subject to options that are exercisable within 60 days of March 17, 2003.
(9) Includes 20,000 shares subject to options that are exercisable within 60 days of March 17, 2003. SECTION 16(a)

                   BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Based on the Company's review of Forms 3, 4 and 5 and any amendments thereto furnished to it pursuant to Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and written representations by the Company's officers and directors regarding compliance with applicable filing requirements, the Company believes that all filing requirements under Section 16 applicable to its officers, directors and greater than ten percent shareholders were complied with in 2002, with the exception of one late filing of a Form 3 by Sharon Sanchez, one late filing of a Form 4 by Donald K. Barbieri reporting a single sale transaction and one late filing of a Form 4 by Peter F. Stanton.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company has periodically entered into agreements with Inland Northwest Corporation, ("INC") and Huckleberry Bay Company, ("HBC") (former subsidiaries of the Company that were spun off to shareholders prior to its initial public offering) to provide development, accounting and other administrative services to INC and HBC in exchange for fees and costs incurred by the Company in connection with providing such services. The agreements are subject to termination annually. During 2002, the Company recorded fees and other income from the INC and HBC agreements in the amount of $183,000. Certain executive officers hold approximate ownership interests in HBC as follows: Donald K. Barbieri, 38%; DKB/HHB Unity Trust (Donald K. Barbieri, Trustee), 14%; Richard
L. Barbieri, 8%. These executive officers also hold the following approximate ownership interests in INC: Donald K. Barbieri, 19%; DKB/HHB Unity Trust (Donald
K. Barbieri, Trustee), 7%; Richard L. Barbieri, 4%.

With respect to material transactions (or series of related transactions) between the Company and related parties, the Company has implemented a policy requiring any such transaction to be approved by a majority of the non-employee directors, upon such directors' determination that the terms of the transaction are no less favorable to the Company than those that could be obtained from unrelated third parties.

                             EXECUTIVE COMPENSATION

The following table discloses compensation received by the Company's Named Executive Officers for services rendered to the Company for the three years ended December 31, 2002.

                                                    Annual Compensation                  Long Term Compensation Awards
Name and Principal Position      Year       Salary      Bonus     Other Annual    Restricted       Securities     All Other
                                              ($)       ($)(1)    Compensation   Stock Awards      Underlying    Compensation
                                                                       ($)            ($)          Options (#)      ($)(2)

Donald K. Barbieri (4)           2002        209,065     9,450          -              -                  -          8,415
Chief Executive Officer,         2001        167,321    71,436          -              -             20,942          5,741
President and Chairman           2000        161,345    24,030          -              -                  -          3,240

Arthur M. Coffey (4)             2002        199,261     5,400          -              - (3)              -          8,759
Chief Financial Officer,         2001        165,846    70,830          -              -             20,758          6,020
Executive Vice President         2000        159,461    19,575          -              -              9,624         11,602
and Director

Sharon Sanchez (4)               2002        156,308    10,080      29,662 (5)         -                  -          2,944
Executive Vice President,        2001           -         -             -              -                  -              -
Hotel Operations                 2000           -         -             -              -                  -              -

Richard L. Barbieri              2002        159,700     7,200          -              -                  -          4,627
Executive Vice President,        2001        145,115    60,638          -              -             12,109          3,709
General Counsel and Director     2000        139,181    31,500          -              -              8,421          2,221

(1) Awards of bonuses pursuant to the Company's Annual Bonus Plan are made by the Compensation Committee. Bonuses are included in this table for the year in which they were earned.
(2) Represents matching contributions made by the Company for the Named Executive Officers under the Company's 401(k) Savings Plan.
(3) A prior award of 3,000 restricted shares held by Mr. Coffey vested in 2002. These shares were repurchased by the Company in 2002 for $21,870. Mr. Coffey had no other restricted shares as of December 31, 2002.
(4) Mr. Donald K. Barbieri served as President and Chief Executive Officer from 1978 until April 2003. Mr. Coffey was appointed to President and Chief Executive Officer in April 2003 to succeed Mr. Donald K. Barbieri. Mr. Coffey will continue to serve as Chief Financial Officer until a successor is appointed. Ms. Sanchez joined the Company on December 31, 2001 following the Company's acquisition of Red Lion Hotels, Inc.
(5) Includes relocation costs paid by the Company for Ms. Sanchez of $25,352.

                        OPTION GRANTS IN LAST FISCAL YEAR

The Company made no option grants to the Named Executive Officers in 2002.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values (1)

                                                             Number of Securities                     Value of Unexercised
                                                            Underlying Unexercised                    In-The-Money Options
                                                           Options at Fiscal Year-End                  at Fiscal Year-End
Name                       # of Shares      Value        Exercisable        Unexercisable        Exercisable       Unexercisable
                           Acquired on     Realized
                            Exercise

Donald K. Barbieri             -              -             624               21,565                   -                -
Arthur M. Coffey               -              -             526               35,908                   -                -
Sharon Sanchez                 -              -              -                15,445                   -                -
Richard L. Barbieri            -              -             420               25,950                   -                -

(1)  No options were exercised in 2002.

                        REPORT OF COMPENSATION COMMITTEE
                            ON EXECUTIVE COMPENSATION

The Compensation Committee, which consists of non-employee directors, implements and endorses the goals of the Company's executive compensation program, which reflect three guiding principles: (i) to provide compensation and benefits that allow the Company to maintain competitive compensation to attract and retain executives with the skills critical to the Company's long-term success, (ii) to reward performance in attaining business objectives and maximizing shareholder value and (iii) to encourage Company stock ownership through officer ownership guidelines that are monitored by the Committee on an ongoing basis.

During 2002, the Compensation Committee's compensation policies with regard to the Company's executive officers were as follows: (1) The base 2001 salary of the executive officers was increased as reflected in the executive compensation tables to maintain a competitive base compensation. The Compensation Committee retained Towers Perrin in 1999 to review and make recommendations for the compensation of the executive officers. The Compensation Committee adopted these recommendations and has annually reviewed the general guidance from Towers Perrin and current economic trends in its evaluation of the appropriate compensation package for all executive officers. (2) the Committee established a target incentive bonus for the year based on a target bonus of 30% of 2002 base salary upon achieving earnings per share, divisional performance and individual goals.

Respectfully submitted,

Ronald R. Taylor, Chairman
Peter F. Stanton
Stephen R. Blank

   EMPLOYMENT CONTRACTS, TERM OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

Employment Agreements

The Company has employment agreements with Arthur M. Coffey and Richard L. Barbieri that provided for 2002 base salaries of $200,000 in the case of Arthur
M. Coffey and $160,000 in the case of Richard L. Barbieri, subject, in each case, to periodic increases. Each executive officer is eligible to receive annual bonuses as determined by the Compensation Committee and is entitled to participate in all existing or future benefit plans of the Company, on the same basis as other senior officers of the Company.

The employment agreements with these two executive officers (as used below, each an "Executive") are substantially similar and provided as follows: Each Executive shall serve in the position described above through December 31, 2003, unless terminated earlier in accordance with the terms of such agreement. Thereafter, each agreement automatically renews for additional one-year periods, unless terminated by either party upon 120-days' notice prior to the end of the initial or any renewal period. The agreements may be terminated by the Company for Cause (as defined in such agreement) or by the Executive (i) for Good Reason (as defined in such agreement) or (ii) within six months of a Change of Control of the Company (as defined in such agreement). If the Executive terminates the agreement for Good Reason (or the Company terminates the agreement without Cause) or, after the initial term ends, unilaterally determines to not renew such Executive's agreement, the Executive will receive a severance payment equal to two times such Executive's total compensation in the prior year, plus a continuation of all benefits for a two-year period, and all outstanding options of such Executive shall become fully vested. If the Executive terminates the agreement following a Change of Control, the severance payment will be equal to three times such Executive's total compensation for the prior year.

The Company has also agreed to reimburse the Executive for any federal, state or local excise taxes ("Excise Tax"), and any additional taxes to which he may be subject, on any payments to the Executive from the Company as a result of accelerated vesting of his options, up to a maximum reimbursement equal to two times the amount of such Excise Tax.

                             STOCK PRICE PERFORMANCE

The following graph depicts the Company's Common Stock price performance relative to the performance of the Russell 2000 Composite Index and the Standard & Poor's Lodging Index.

TABLE

The graph above assumes an investment of $100 in the Company's Common Stock, the Russell 2000 Composite Index, and the Standard & Poor's Lodging Index, and assumes a reinvestment of all dividends. The Company has not paid cash dividends on its Common Stock. Note that the Company's Common Stock price performance on the graph above is not necessarily indicative of future stock price performance.

               PROPOSAL 2: RATIFICATION OF APPOINTMENT OF AUDITORS

The Board of Directors recommends a vote "FOR": the ratification of the appointment of BDO Seidman, LLP as auditors for the Company for 2003.

Unless instructed to the contrary, it is intended that votes be cast pursuant to the accompanying proxy for the ratification of the appointment of BDO Seidman, LLP as auditors for the Company for 2003. BDO Seidman, LLP has audited the accounts for the Company since 2001, when it was appointed to replace the firm of PricewaterhouseCoopers, LLP at the time it closed the office which formerly served the account of the Company. Representatives of BDO Seidman, LLP are expected to attend the Meeting and will have an opportunity to make a statement and/or respond to appropriate questions from shareholders.

In the event that the ratification of the appointment of auditors is not made by a majority of the shares cast on this proposal, the selection of other auditors will be considered by the Board of Directors.

Audit Fees

The fees billed for professional services by BDO Seidman, LLP for the audit of the Company's financial statements and the fiscal year reviews of the quarterly financial statements for 2002 were $142,000.

Financial Information and Systems Design and Implementation Fees

During 2002, BDO Seidman, LLP did not provide the Company any professional services described in paragraph (c)(4)(ii) of Rule 2-01 of Regulation S-X.
All Other Fees

The fees billed by BDO Seidman, LLP for all other professional services rendered to the Company during 2002 were $218,306. These services related to (1) tax and assurance work related to the acquisition of Red Lion Hotels, Inc. ($130,096), income tax compliance ($60,060), other assurance services of $8,500 and other tax services of $19,650.

Auditor Independence

The Audit  Committee of the Board of Directors has considered  whether the other
professional   services  provided  by  BDO  Seidman,  LLP  are  compatible  with maintaining its independence.

                                  OTHER MATTERS

Management is not aware at this time that any other matters are to be presented for action at this meeting. The enclosed proxy confers upon the persons designated to vote the shares represented thereby authority to vote such shares in their discretion with respect to all matters that may come before the meeting in addition to the scheduled items of business, including matters incident to the conduct of the meeting and any shareholder proposal omitted from the Proxy Statement and form of proxy pursuant to the rules of the Securities and Exchange Commission. At the time this Proxy Statement went to press, management was not aware of any other matter that may properly be presented for action at the meeting.

                            PROPOSALS OF SHAREHOLDERS

Proposals of shareholders to be considered for inclusion in the Proxy Statement and proxy for the Company's 2004 Annual Meeting of Shareholders must be received by the Company on or prior to December 19, 2003.

A shareholder of record, who intends to submit a proposal at the 2004 Annual Meeting that is not eligible for inclusion in the Proxy Statement or proxy, or who intends to submit one or more nominations for directors at the meeting, must provide prior written notice to the Company. The notice should be addressed to the Secretary and received at the Company's principal executive offices not later than December 19, 2003. The written notice must satisfy certain requirements specified in the Company's By-laws. A copy of the Company's By-laws will be sent to any shareholder upon written request to the Company's Secretary.

                  ANNUAL REPORT AND ANNUAL REPORT ON FORM 10-K

A copy of the Company's 2002 Annual Report on Form 10-K for the year ended December 31, 2002 as filed with the Securities and Exchange Commission is being mailed with this Proxy Statement to each shareholder of record. Shareholders not receiving a copy of such Annual Report may obtain one without charge by writing or calling Stephen Barbieri, 201 West North River Drive, Suite 100, Spokane, Washington 99201, (509) 459-6100.

By Order of the Board of Directors

Richard L. Barbieri
General Counsel
Spokane, Washington

April 16, 2003